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jrubinstein@mwe.com
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July 11, 2013

VIA Hand Delivery AND EDGAR

Stacie Gorman, Esq.

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	Silver Eagle Acquisition Corp. Registration Statement on Form S-1 Filed June 20, 2013 Amendment No. 1 to Registration Statement on Form S-1 Filed July 2, 2013 File No. 333-189498

Dear Ms. Gorman:

On behalf of Silver Eagle Acquisition Corp. (the “Company”), we submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter, dated July 9, 2013, relating to the Company’s Registration Statement on Form S-1, filed with the Commission on June 20, 2013, and Amendment No. 1 to the Company’s Registration Statement, filed with the Commission on July 2, 2013.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement on Form S-1/A (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Form S-1 marked to show changes from the Company’s original Registration Statement on Form S-1, filed with the Commission on June 20, 2013.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings assigned to such terms in the Form S-1.

United States Securities and Exchange Commission July 11, 2013 Page 2

General

1.	We note that on page 8, and throughout your registration statement, you disclose that the number of shares of common stock outstanding after the offering will be 31,250,000. However, on page 61 and elsewhere, you disclose that the number of shares outstanding after the offering will be 32,187,500. Please revise your disclosure throughout your registration statement, as appropriate, to resolve this inconsistency or to clearly indicate the meaning of the number of shares of common stock issued and outstanding after the offering used or identified in each disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the registration statement to indicate that the number of shares of common stock of the Company outstanding after the offering will be 31,250,000, assuming no exercise of the underwriters’ over-allotment option.

Our Management Team, page 1

2.	We note your response to comment 8 of our comment letter dated June 13, 2013, and the related revisions in your prospectus. In addition to the current market price of the acquired company, please also disclose the high and low market price for the prior two quarters of the acquired company.

Response: In response to the Staff’s comment, the Company has added the high and low market prices for the common stock and public warrants of Global Eagle Entertainment Inc. for the prior two quarters of 2013 on pages 2 and 69.

Founder shares, page 10

3.	We note your response to comment 9 of our comment letter dated June 13, 2013, and the related revisions in your prospectus. Please revise your disclosure to include a discussion of how you determined the purchase price of the founder shares. In addition, we note that on June 18, 2013 your initial stockholders returned an aggregate of 2,812,500 shares to you. Please revise your disclosure to explain the consideration for which the initial stockholders returned the 2,812,500 shares.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 10 to discuss how the purchase price of the founder shares was determined. Additionally, the Company has revised the disclosure throughout the prospectus to include that the initial stockholders returned the 2,812,500 shares to the Company at no cost.

United States Securities and Exchange Commission July 11, 2013 Page 3

4.	We note you disclose here and throughout the registration statement that the founder shares held by Dennis A. Miller and your sponsor are subject to certain terms and restrictions. However, we also note the agreement filed as exhibit 10.2(a) to your registration statement will only be executed by your sponsor and not by Mr. Miller. Please revise your disclosure throughout your registration statement, as appropriate, to indicate the source of the terms and restrictions on the founder shares held by Mr. Miller or advise.

Response: In response to the Staff’s comment, the Company has revised the letter agreement filed as Exhibit 10.2(a) to include Dennis A. Miller as a signatory thereto.

Limited payments to insiders, page 21

5.	We note your response to comment 21 of our comment letter dated June 13, 2013. On page 22, please revise your disclosure regarding the consulting fees payable to Mr. Graf, or an entity owned or controlled by him, to clarify that this amount is payable monthly regardless of the amount of services provided.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 22 and throughout the registration statement to include that the monthly amount payable to Mr. Graf is payable regardless of the amount of services provided.

Use of Proceeds, page 54

6.	We note that on page 54 you indicate that you are offering 40,000,000 units. However, on the cover page of your prospectus and elsewhere, you indicate that you will be issuing 25,000,000 units. Please revise your disclosure to resolve this inconsistency or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 54 to reflect that the Company will be issuing 25,000,000 units.

7.	We note that according to your “Use of Proceeds” section $1,000,000 worth of proceeds from the offering will not be held in a trust account. We also note that $5,750,000, or $6,500,000, depending on the exercise of the over-allotment option, will be used to finance expenses. However, based on your disclosure on page 13 and elsewhere, the proceeds from the offering of $250,000,000, or $287,500,000, and the proceeds of the private placement will be placed in a segregated trust account. Please revise your disclosure as appropriate or advise.

United States Securities and Exchange Commission July 11, 2013 Page 4

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 13 and throughout the registration statement and elsewhere to state that of the net proceeds of the offering and the net proceeds of the sale of the private placement warrants, $250,000,000 (or $287,500,000 if the over-allotment option is exercised in full) will be deposited in the trust account.

8.	We note your response to comment 15 of our comment letter dated June 13, 2013, and the related revisions to your registration statement. Please revise your disclosure regarding the use of proceeds to include an estimate of the amount of interest you may earn on funds held in the trust account and to discuss how you plan to use the interest that you may earn on funds held in the trust account.

Response: In response to the Staff’s comment, the Company has revised the disclosure regarding the use of proceeds to include an estimate of the amount of interest that may be earned on the funds held in the trust account and to state that the Company is not permitted to withdraw the interest that may be earned thereon other than to pay income taxes and pursuant to a one-time release to pay Delaware franchise taxes for 2013 on a timely basis.

9.	We note your disclosure on page 56 that “[c]ommencing on the date that [y]our securities are first listed on NASDAQ, [you] have agreed to pay Mr. Graf, or an entity owned and controlled by him, a monthly consulting fee of $15,000.” Please clarify whether this payment commences when your units, common stock and/or warrants are listed on NASDAQ. In addition, according to the form of consulting agreement with Mr. Graf filed as exhibit 10.8 to the registration statement, you will also reimburse Mr. Graf an additional amount for the purchase of medical insurance in the event he is no longer receiving medical insurance from an employer. Please revise your disclosure here and elsewhere regarding the fees paid to Mr. Graf, as appropriate, to reflect the terms of the consulting agreement.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the registration statement to state that Mr. Graf will be entitled to receive monthly consulting fees commencing on the date of the prospectus and to include that the Company may reimburse Mr. Graf for the purchase of medical insurance in the event he is no longer provided such insurance by an employer.

10.	We note your response to comment 21 of our letter dated June 13, 2013. Please explain what you mean by the phrase “monthly business time.”

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the registration statement to indicate that the majority of Mr. Graf’s monthly business time means at least 76 hours per month, on average.

United States Securities and Exchange Commission July 11, 2013 Page 5

Related Party Transactions, page 66

11.	We note you revised your prospectus to disclose that Dennis A. Miller “previously served as a director of Global Eagle Acquisition, a company founded by [y]our sponsor.” Please also revise your disclosure, as appropriate, to address Mr. Miller’s relationship to your officers and director.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Mr. Miller has no relationship to the Company’s officers and director, and therefore the Company determined that no additional disclosure was necessary or appropriate.

Facilities, page 92

12.	We note your response to comment 23 of our comment letter dated June 13, 2013. Please also revise your disclosure to identify the party from whom your executive offices are leased and to indicate the material terms of the lease agreement. In addition, please file as an exhibit to the registration statement any written agreement evidencing the lease.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company leases its office from a third party executive office suite operator on a month-to-month basis for $900 per month. The Company has deemed this lease not to be material and therefore need not be filed as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Principal Stockholders, page 102

13.	We note your disclosure in footnote (3) that the shares held by Mr. Sloan and Mr. Sagansky represent 95% of the founder shares held by your sponsor. However, we also note that according to your disclosure in the table the number of shares held by each of Mr. Sloan and Mr. Sagansky is 100% of the founder shares held by your sponsor. Please revise you disclosure to address this inconsistency or advise.

Response: In response to the Staff’s comment, the Company has revised footnote (3) to indicate that the shares held by Mr. Sloan and Mr. Sagansky represent 94.1% of the founder shares (after the assignment of an aggregate of 70,000 founder shares to the Company independent director nominees).

United States Securities and Exchange Commission July 11, 2013 Page 6
14.	We note your response to comment 28 of our comment letter dated June 13, 2013. Based on the information included in footnote (4) and in the table, we were unable to calculate the number of share beneficially owned by James A. Graf. Please revise your disclosure as appropriate or advise.

Response: In response to the Staff's comment, the Company respectfully advises the Staff that the number of shares beneficially owned by James A. Graf is 309,455, which is approximately 5.3% of the shares held by the Sponsor. Please note that the percentage is rounded.

Please contact me at 212-547-5336 if you have any questions or require any additional information in connection with this letter or the Form S-1.

Sincerely,

/s/ Joel L. Rubinstein

Joel L. Rubinstein

JLR/ems

cc:   James A. Graf, Chief Financial Officer

Kevin Woody, Branch Chief

Beth Frohlichstein, Attorney-Advisor

Jennifer Monick, Senior Staff Accountant